UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                       Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            ☐                                    No                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            ☐                                    No                                ☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated November 7, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 7, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Updated Version of the Code of Ethics and Conduct

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), to send you the updated version of the Company’s “Code of Ethics and Conduct”.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

FREE TRANSLATION

CODE OF ETHICS AND CONDUCT OF TELECOM ARGENTINA

2019 Edition

OUR PRINCIPLES

ARTICLE 1 INTRODUCTION

ARTICLE 2 OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS
2.1 ETHICS AND COMPLIANCE
2.2 SERVICE EXCELLENCE
2.3 COMPETITION
2.4 COMMUNICATION
2.5 COMMUNITY
2.6 HUMAN CAPITAL
2.7 HEALTH AND SAFETY

ARTICLE 3 OUR COMMITMENTS UNDER THIS CODE

ARTICLE 4 REPORTING

ARTICLE 5 DISTRIBUTION AND ENFORCEMENT

ARTICLE 6 WAIVERS AND AMENDMENTS

OUR PRINCIPLES

ETHICS AND COMPLIANCE

We work in compliance with the law and universally accepted ethical principles, inspired by transparency, correctness and equity.

SERVICE EXCELLENCE

We strive to provide our customers with excellent service that generates value for the shareholders and the community where we operate.

COMPETITION

We encourage fair competition in the best interest of customers and market players.

COMMUNICATION

We guarantee transparency in our actions, in our relations with customers, the market, investors, the community, employees, labor unions and other stakeholders.

COMMUNITY

We contribute to the economic wellbeing and growth of the community in which we operate, showing respect for the environment and the rights of future generations.

HUMAN CAPITAL

We value the Group’s Human Resources, and respect difference, in an environment of loyalty, adherence ethical values and trust.

HEALTH AND SAFETY

We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, rights and dignity of our employees.

1. INTRODUCTION

1.1. This Code of Ethics and Conduct applies to Telecom Argentina S.A. (“Telecom Argentina”) and the companies under its control whose Boards of Directors adopt it as a Code of Ethics and Conduct (collectively, “the Companies” or “Telecom Argentina Group” or “the Group”). “Company” refers to any of the Companies.

1.2. Telecom Argentina Group conducts its domestic and foreign operations in compliance with the principles stated in this Code of Ethics and Conduct (hereinafter, “this Code”), which is an essential element of the Group’s organizational model and the internal control and risk management system, in the belief that ethics in the conduct of business is a fundamental condition for the Company’s success.

1.3. This Code is intended for and must be observed by all members of the Board of Directors, the Supervisory Committee, the Chief Executive Officer, the Directors, Managers and all other personnel, regardless of the hiring mode (all of them collectively and every one of them individually hereinafter referred to as “Personnel”), of each of the Companies.

1.4. All references in this Code to compliance by Personnel with their duties, attitudes and conduct towards the Company shall mean the duties, attitudes and conduct of the Personnel towards the Companies in which said Personnel work.

1.5. Suppliers, contractors, advisors and consultants of the Companies will be required to accept the principles stated in this Code, in accordance with the provisions of the Group’s internal standards.

1.6. Internal standards (policies, procedures, instructions) and the disciplinary system are intended to ensure that the principles of this Code are reflected on the conduct of Personnel. The Companies have an efficient and effective internal control and risk management system that emphasizes a clear definition of roles and responsibilities; the segregation of duties based on a coherent design for delegation of operating functions; the traceability of acts and transactions; the reliability of financial information, and compliance with the law, regulations and internal procedures.

1.7. Telecom Argentina is a party to the United Nations Global Compact on Human Rights, labor standards, environmental protection and the fight against corruption, and ensures that its institutional commitment is fulfilled through the implementation of specific actions on the environmental and social fields.

2. OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS

2.1. Ethics and Compliance

2.1.1. Our operations are carried out in compliance with the applicable legislation and the ethical principles of universal acceptance inspired by transparency, integrity and honesty.

2.1.2. We reject and condemn illegal or dishonest behavior, and we avoid any action that implies promoting, sharing or tolerating any form of corruption.

2.2. Service Excellence

2.2.1. We work with the goal to provide our customers with excellent service, generating value for the shareholder and the community, ensuring respect for all those who work for the Group, and observing the principles stated in this Code. The Group’s industrial and financial strategies are aimed at achieving these values, as are the operating conducts deriving from them, upholding the quality, efficiency and innovation of the products and services we offer.

2.2.2. We ensure procurement processes that are focused on providing products and services under the best market terms, without compromising our goals in terms of quality, safety and respect for the environment.

2.2.3. We guarantee a suitable response to the needs of our customers, and our conduct is based on fair dealing and transparency in our relations and contractual commitments, as well as a kind and collaborative attitude.

2.3. Competition

2.3.1. We believe in fair competition, viewing it as a tool in the best interest of each market player, the customers and stakeholders at large. We avoid making any claims that could be offensive to the reputation of our competitors.

2.3.2. We ensure compliance with antitrust laws, which forbid the conclusion of agreements or arrangements with other companies on such matters as prices, terms of sale to customers, and the allocation of markets or customers.

2.4. Communication

2.4.1. We ensure transparency in our relations with all stakeholders, meeting the confidentiality requirements inherent in the conduct of business of our Companies.

2.4.2. We guarantee our Personnel the constitutional right to express their individual opinions freely. However, any opinions on public matters will always be expressed in an individual capacity. Any opinion involving the Companies should be formally authorized by the Communication and Media Director (or by his/her direct reports who have expressly delegated powers), the Chief Executive Officer or the Board of Directors.

2.4.3. We interact with the market and with investors observing the criteria of integrity and transparency, and refraining from any unfair behavior. The Companies are responsible for establishing effective communications with all their shareholders and their investors, making available to them truthful, complete, accurate, timely and easily understandable information, in all material respects, about their financial position, the results of their operations and all relevant facts and events that could or might affect the Group.

2.4.4. The reports and documents that the Companies are required to submit to Comisión Nacional de Valores (“CNV”), the United States Securities and Exchange Commission (“SEC”), Bolsa de Comercio de Buenos Aires (“BCBA”) and the New York Stock Exchange (“NYSE”), as well as any other public communications to other control authorities and markets, shall always include truthful, complete, accurate, timely and easily understandable information.

2.4.5. Telecom Argentina has implemented a Reporting Commission, made up by Executives, to assist in the collection, processing and oversight of the information to be reported to the SEC and other public information documents to be released to the public. All Personnel of the Companies shall provide full cooperation with the tasks performed by the Reporting Commission, and any information furnished to it shall be truthful, complete, accurate, timely and easily understandable.

2.4.6. We protect and keep in strict confidentiality the Companies’ proprietary information and the personal data of our customers.

2.5. Community

2.5.1. We believe in sustainable global growth for the common benefit of all stakeholders, present and future, and promote research and innovation as drivers of progress and success.

2.5.2. We contribute to the economic wellbeing and growth of the community in which we operate through the provision of quality services. Considering the social relevance of our services, we meet community demands paying special attention to the needs of the weaker segments, in line with our objectives of efficient economic management.

2.5.3. We make investment and business decisions that are compatible with the responsible use of resources, respecting the environment and the rights of future generations, in full compliance with applicable legislation.

2.5.4. We encourage and, if applicable, we support, social, cultural and educational initiatives designed to promote individuals and improve their quality of life. The Group’s Companies make contributions and donations to third parties — particularly, nonprofit organizations and institutions — based on humanitarian, cultural, social and sports undertakings, representing concrete actions that create value added from the ethical and social viewpoint.

2.5.5. We establish relations with local, provincial, national and supranational institutions based on collaboration and transparency, with the aim to facilitate dialog on topics of specific interest, respecting mutual autonomy, the economic goals set, and the values stated in this Code.

2.5.6. We do not give any contributions, support or other benefits, whether direct or indirect, to political parties or movements, their representatives or candidates. It is not the intention of the Companies to discourage or prevent Personnel, in an individual capacity, from giving contributions or support to political parties or groups, or undertaking political activities on their own behalf, provided, however, that those activities shall not be performed during working hours or at the workplace or on the Companies’ premises.

2.6. Human Capital

2.6.1. We protect and value the Group’s Human Resources, in the understanding that the main driver of success for any company is the professional contribution of the people working for it, and we are respectful of differences, which we view as an opportunity for development and improvement in a framework of frankness, kindness and adherence to ethical values.

2.6.2. We guarantee equal opportunities at the workplace by rejecting and penalizing all kinds of discrimination or harassment based on gender, sexual orientation, ethnicity or social origin, nationality, language, religion, opinion —be it political or otherwise- national minorities, different abilities, or age. We do not tolerate an offensive or bullying atmosphere, and reject all mobbing practices.

2.7. Health and Safety

2.7.1. We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, and the rights and dignity of employees.

2.7.2. We enforce and uphold the guidelines issued by the World Health Organization, as well as the regulations issued by National and Provincial Health Ministries, and the technical guidance of the Workers Compensation Superintendence.

3. OUR COMMITMENT UNDER THIS CODE

We, the Personnel within the scope of this Policy, take on the following commitments in the conduct of our activities and in the relations deriving there from:

3.1. We observe the provisions of applicable legislation, this Code and the Company’s internal procedures.

3.2. We reject and condemn any conduct that could be of an illegal nature, no matter how convenient and/or beneficial it may be for the Group. Under no circumstance shall the pursuit of such interest or benefit justify a conduct that is not aligned with the principles stated in this Code.

3.3. We participate actively in the fight against corruption, in accordance with the specific anti-corruption policy approved by the Board of Directors of the Companies through the relevant internal procedures. In particular, we do not receive, solicit, exchange or offer — either directly or indirectly — any payments, gifts or benefits whatsoever to, with or from any government officials or any other individual, which may be worth in excess of a nominal value, intended to be more than a mere courtesy, or which might appear to induce the making or omission of a given act, to secure an undue advantage.

3.4. We do not pursue personal or third-party interests to the detriment of the interests of the Companies, and we do not compete with the Companies in the purchase or sale of goods, products, services or any other transaction.

3.5. We protect and keep in strict confidentiality the Group’s proprietary information and the personal data of our customers. We understand that it is illegal to use insider information —meaning information that is not in the public domain— associated with the Company and/or the Group, its operations, its financial position, the results of its operations, or relevant events involving its results, with the aim to purchase, sell or trade its shares, corporate bonds or any security issued by any of the Companies or by Nortel Inversora S.A. Furthermore, we understand that it is illegal to provide that insider information or to tip any person for the same purpose, and that all non-public information will be considered insider information that should never be used for personal gain or for the gain of a third-party.

3.6. We comply with and ensure compliance with the laws and regulations in force regarding the secrecy of communications.

3.7. We respect corporate guidelines in force regarding appropriate use of the internet, intranet and email, and refrain from chain greetings, access to and distribution of obscene or offensive content, or any use that could infringe this Code or be against its principles.

3.8. We can, as citizens, take part in public activities and take on civic offices, as long as it does not entail a conflict of interest between our position in the Company and such public office.

3.9. We avoid activities (even when conducted gratuitously), behaviors or actions that are in any way inconsistent with the obligations deriving from the relationship established with the Company or the Group.

3.10. We do not adopt any behavior that could actually or potentially damage the reputation of the Company and/or the Group.

3.11. We avoid using, for our own or for third-party benefit, the name, image and reputation of the Company and/or the Group, and the information obtained and business opportunities we become aware of in the discharge of our duties.

3.12. We protect the Company’s assets (materials, equipment, vehicles, supplies, financial assets, IT resources, etc.) from any loss, theft or misuse, and we do not take advantage, for own or third-party benefit, of the assets, information and business opportunities associated with the situation, position or role we have at the Companies, and we commit to observe and ensure that others observe the Antifraud Policy approved by the Board of Directors.

3.13. We report any situations of conflict that might arise, even potentially, between our personal (direct or indirect) interest and the interest of the Companies we work for, in compliance with the Conflict of Interest Policy approved by the Board of Directors.

3.14. We report all forms of illegal conduct or any other situation we become aware of that could be detrimental to the interests of the Company and/or the Group, or otherwise damage their reputation and image, in accordance with the provisions of Section 4, “Reporting” of this Code;

3.15. We understand that Personnel are not allowed, during the discharge of their duties or while doing their job for the Companies, to:

a. Do any work that is unrelated to the Companies’ business during working hours, on or off the Companies’ premises (this clause does not apply to the members of the Board of Directors and of the Supervisory Committee).

b. Have violent behavior.

c. Take or be under the effects of alcohol or illegal substances.

d. Violate the rights of customers, suppliers or colleagues.

e. Treat customers disrespectfully, using rude, offensive, defamatory or obscene language or gestures.

f. Discriminate, harass or otherwise intimidate any work colleague or any other person.

g. Use any insinuations, actions or comments that could create an atmosphere of intimidation or offense.

h. Forge or fake any information, authorized signatures, records, vouchers or documents.

3.16. We make the following commitments:

a. Not to deprive the Company, for our own or a third party benefit, of opportunities to acquire or dispose of assets, products, services or rights.

b. Not to adopt any decisions or courses of action, from the position held at the Company, to protect or improve any specific investment or financial interest held in a company with which the Company does business.

c. Not to exert a determining influence for the Company to hire a certain company as supplier, contractor, agent or representative, when company said is owned or managed by close relatives (in compliance with the Conflict of Interest Policy), or employs close relatives in executive or management positions.

3.17. We acknowledge that any action, regardless of how well-intended it may be, when done in violation of the law or this Code, can have negative consequences for the Companies and/or Personnel, and said consequences could result in corrective and/or disciplinary measures being taken even leading up to dismissal or removal from office.

4. REPORTING

4.1. The Companies encourage Personnel to report immediately any actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and undertake to investigate seriously any report made in good faith regarding said violations.

4.2. The Companies shall not tolerate any retaliation whatsoever for reporting or good faith complaints regarding undue behaviors. Open communication of concerns and issues by Personnel, without fear of negative reactions or retaliation, is considered vital for the successful implementation of this Code. Personnel are expected to cooperate in internal investigations of undue conduct or infringements of this Code.

4.3. Any act that represents an actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and any other concern regarding financial, internal control, accounting or auditing concerns may be reported using the dedicated website https://eticaenlineatelecom.lineaseticas.com. Additionally, reports may also be submitted through five alternative channels described in the aforementioned website (by telephone through a toll-free line, email, fax, mail or personally to the team of independent contracted professionals), ensuring in all cases the confidentiality of the information received.

4.4. Reports and concerns on accounting, internal control or audit issues may be submitted anonymously. Reports on any other topics may not be submitted anonymously.

4.5. The Audit Department will review each report and may exclude any accusation that it deems defamatory or lacking seriousness, or made anonymously, except when referring to accounting, internal control or audit issues. The Audit Department will refer each report to the relevant function for its processing, and shall conduct the follow-up of that process. The Audit Committee will be informed of all reports that have been excluded by the Audit Department and the reasons for their exclusion. The Audit Committee will keep the power to review any report at its discretion.

4.6. The Audit Committee will address all reports or concerns involving accounting, internal control or audit issues with exclusive powers to investigate and adopt any and all resolutions it deems appropriate regarding the reports and concerns received on these topics.

4.7. Any reports involving the Audit Committee as a whole or any of its members will be dealt with by the Company’s Supervisory Committee, which will evaluate the situation and, if the case so warrants, will submit it for the consideration of the Board of Directors.

5. DISTRIBUTION AND ENFORCEMENT

5.1. This Code is publicly accessible. It shall be disclosed to all Personnel doing work for the Companies as of the date of approval of this Code, and to all Personnel that may be hired thereafter, at the time they join the Companies. All Personnel of the Companies shall expressly and formally accept this Code. It will be also posted on the intranet and the website of Telecom Argentina (www.telecom.com.ar) and the rest of the Companies so that it is available for consultation at any time by Personnel, the shareholders, suppliers, customers and any interested party. Additionally, a printed version of this Code will be available for free to the shareholders upon request, from the Investor Relations Office at headquarters, Av. Alicia Moreau de Justo No. 50 (1107), Buenos Aires, Argentina, or by e-mail (relinver@ta.telecom.com.ar).

5.2. The Company promotes the enforcement of the principles contained in this Code by all parties with whom it does business. As a result, the Company prohibits hiring a third party to do any kind of act that is forbidden by legal regulations or this Code and doing business with those who intentionally and ostensibly violate the law or the fundamental principles of this Code.

5.3. This Code is regularly reviewed and may be updated from time by the Boards of Directors of the Companies.

5.4. The Chief Compliance Officer shall have the primary authority and responsibility for managing, interpreting, distributing and implementing all steps leading to compliance with this Code.

5.5. The Audit Committee is responsible for verifying compliance of the conduct guidelines set forth in this Code, carrying out the actions assigned by the legislation and internal standards, as well as the actions determined by the Audit Committee.

6. WAIVERS AND AMENDMENTS

6.1. Any waiver of the provisions of this Code granted to a member of the Board of Directors or the Supervisory Committee, the Chief Executive Officer, and the Directors reporting to the Chief Executive Officer may only be granted by a well substantiated resolution of the Audit Committee or the Board of Directors and, when applicable under the regulations in force, such waivers will be reported to Comisión Nacional de Valores and the United States Securities and Exchange Commission, with a copy to the markets where the Company’s shares are listed.

6.2. Waivers of the provisions of this Code granted to the other members of Personnel may be granted by the Chief Compliance Officer.

6.3. Any amendments to this Code that are approved by the Board of Directors must be reported to Comisión Nacional de Valores, the United States Securities and Exchange Commission, Bolsa de Comercio de Buenos Aires, the New York Stock Exchange, and other applicable authorities, stock exchanges and markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 7, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations